Exhibit 99.1

BTC Digital Deploys Next-Generation Mining Rigs to Boost Hashrate and Energy Efficiency

SINGAPORE, Sept. 16, 2025 /PRNewswire/ -- BTC Digital Ltd. (“BTCT” or the “Company”) (NASDAQ: BTCT), a leading blockchain technology company, today announced that it has completed a partial upgrade of its mining equipment and recently deployed next-generation miners, including 434 Antminer S21 Pro units and 140 L9 miners. The Company will continue to refresh and upgrade its mining fleet to maintain a technological edge.

The newly deployed equipment is expected to significantly raise the Company’s overall computing power (hashrate) while further optimizing energy utilization to reduce operating energy consumption. As a company focused on cryptocurrency mining infrastructure and digital asset management, BTCT remains committed to sustaining its competitive position through ongoing technology and equipment upgrades.

“Deploying the next generation miners not only enhances our hashrate and energy efficiency, it also lays a solid foundation for the Company’s long-term sustainable development,” said Mr. Siguang Peng, CEO of BTCT. “We will continue to advance our equipment refresh program to ensure we remain at the forefront of industry technology evolution.”

About BTC Digital Ltd.

BTC Digital Ltd. is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, mining pool and data center operation, and miner accessories business.

For more information, please visit: https://btct.investorroom.com/

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements.  Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements.  Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.